[Fauquier Bankshares, Inc. Letterhead]
April 15, 2009
BY FACSIMILE AND EDGAR
Eric Envall, Esq.
Staff Attorney
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:   Fauquier Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 9, 2009
File No. 000-25805
Dear Mr. Envall:
     In connection with responding to the comments set forth in the staff’s letter dated April 14, 2009 with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A of Fauquier Bankshares, Inc., we hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (540) 347-2700 or Scott H. Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours,
/s/ Randy K. Ferrell
Randy K. Ferrell
President and Chief Executive Officer Fauquier Bankshares, Inc.

cc:    Scott H. Richter, Esq.